UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                     PUBLIC STORAGE PROPERTIES V, LTD.
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                    (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             July 1, 1995
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       15,778

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       15,778

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             15,778

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             35.9%

   14   Type of Reporting Person*
             CO


                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       4,852

                  8    Shared Voting Power
                       15,778 (see footnote 1 below)

                  9    Sole Dispositive Power
                       4,852

                  10   Shared Dispositive Power
                       15,778 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             20,630 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             46.9%

   14   Type of Reporting Person*
             IN
   _______________

   (1) Includes 15,778 units of limited partnership interest held of record by Public Storage, Inc.

         The Statement on Schedule 13D dated April 6, 1995 (the "Original Statement") filed by Public Storage, Inc. ("PSI") and B. Wayne Hughes (collectively, the "Reporting Persons"), relating to the units of limited partnership interest (the "Units") of Public Storage Properties V, Ltd., a California limited partnership (the "Issuer"), is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Original Statement.

   Item 3.     Source and Amount of Funds or Other Compensation

         As of July 1, 1995, PSI owned a total of 15,778 Units. These Units were acquired as follows: (i) 3,493 Units were acquired for an aggregate purchase price of $738,250 in cash, with funds obtained from PSI's working capital or borrowed under PSI's Credit Agreement with

   Wells Fargo Bank, which is referenced under Item 7 in the Original Statement and (ii) 12,285 Units were acquired as follows: (a) PSI acquired a total of 17,137 Units in a cash tender offer which commenced on March 3, 1995 and expired on April 6, 1995 (the "Tender Offer") for an aggregate purchase price (including soliciting agent fees) of approximately $4,370,000 in cash, with funds obtained from PSI's working capital or borrowed under PSI's Credit Agreement with Wells Fargo Bank, which is referenced under Item 7 in the Original Statement and (b) following acceptance of the 17,137 Units in the Tender Offer by PSI, PSI transferred 4,852 of these Units to B. Wayne Hughes for an aggregate price (including soliciting agent fees) of $1,237,260 in cash (which was equal to PSI's cost for these Units).

         As of July 1, 1995, B. Wayne Hughes owned a total of 4,852 Units (exclusive of Units owned by PSI). These Units were acquired by B. Wayne Hughes from PSI for an aggregate price (including soliciting agent fees) of $1,237,260 in cash, with funds obtained from Mr. Hughes' personal funds.

   Item 5.     Interest in Securities of the Issuer

         As of July 1, 1995, each Reporting Person owned the aggregate number of Units set forth below opposite his or its name. Such Units constitute approximately 46.9%, in the aggregate, of the total number of Units outstanding on July 1, 1995 of 44,000.

                                                             Approximate %
                                      No. of                   of Units
   Reporting Person                    Units                 Outstanding
   ----------------                   -------                -------------

   PSI                                15,778                     35.9%
   B. Wayne Hughes                     4,852 (a)                 11.0%
                                      ------                     ----

      Total                           20,630                     46.9%
   _______________

   (a) Excludes 15,778 Units held of record by PSI. See the next paragraph regarding Mr. Hughes' right to direct the voting and disposition of these Units.

         B. Wayne Hughes, because of the resolution of the Board of Directors of PSH referred to under Item 2 in the Original Statement
   (and Mr. Hughes' positions with PSH and PSI and his indirect ownership interest of PSI through his interest as a shareholder of PSH), has the sole power to direct the vote and disposition of the Units of the Issuer held by PSI.

         During the 60-day period ending July 1, 1995, PSI purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite its name.

                                         No. of        Type         Price
                        Transaction      Units          of          per
   Reporting Person        Date          Bought      Transaction    Unit
   ----------------     -----------      ------      -----------    -------

   PSI                    7/01/95         2,161       <F1>          $250.00
   _______________

   <F1>  Unsolicited purchases directly from Unitholders.

         To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any Units as of July 1, 1995 or has engaged in any transaction in any Units during the 60-day period ending July 1, 1995.

         Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Persons.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

   Dated:   July 10, 1995

                                    PUBLIC STORAGE, INC.

                                    By:   /S/ B. WAYNE HUGHES
                                         --------------------------
                                         B. Wayne Hughes, President

                                     /S/ B. WAYNE HUGHES
                                    -------------------------------
                                    B. Wayne Hughes